EXHIBIT 4.2

DESCRIPTION OF SECURITIES OF CALIFORNIA BANCORP
REGISTERED  UNDER SECTION 12 OF THE EXCHANGE ACT

The authorized capital stock of California BanCorp (the “Company”, “we,” or “us”) consists of 40,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share.

We have one class of securities registered under the Securities Exchange Act of 1934, as amended: common stock.

Description of Common Stock

Each share of our common stock has the same rights, privileges and preferences as every other share of common stock, and there is no preemptive, conversion, redemption rights or sinking fund provisions applicable to our common stock. The designations and powers, preferences and rights and the qualifications, limitations or restrictions of the common stock are described below.

Dividend Rights. Subject to the rights of preferred stock we may use in the future, each share of common stock will participate equally in dividends, which are payable when and as declared by our board of directors. Our common stock ranks junior with respect to dividend rights of any other securities or indebtedness of the Company.

Liquidation and Dissolution. Our common stock ranks junior to all other securities and indebtedness of the Company with respect to rights upon liquidation, dissolution or winding up of the Company. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

Voting Rights. Each holder of common stock is entitled to one vote per share on any issue requiring a vote, except in the election of directors. Shareholders have cumulative voting rights in the election of directors; that is, as to any candidates whose names are placed in nomination prior to voting, a shareholder has the right to vote the number of shares owned for as many persons as there are directors to be elected, or to cumulate such votes and give one candidate as many votes as the number of directors multiplied by the number of shares owned equals, or to distribute such votes on the same principle among as many candidates as the shareholder deems appropriate. However, cumulative voting will be dispensed with unless a shareholder gives notice at the shareholders meeting of the intention to cumulate votes. If any shareholder gives notice of an intention to cumulate votes, then all shareholders may cumulate their votes for candidates in nomination.

Absence of Preemptive Rights. Our common stock does not have preemptive rights or other rights to subscribe for additional shares.

Stock Exchange Listing. Our common stock is listed on the Nasdaq Stock Market, LLC where it trades under the symbol “CALB.”

Anti-Takeover Considerations and Special Provisions of Our Articles and Bylaws

Certain provisions of our Articles of Incorporation and Bylaws, as wells as certain provisions of California and federal law, could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions are summarized below.  This summary is qualified by reference to our Articles of Incorporation and Bylaws, which are filed as exhibits to the report to which this exhibit is attached, and the relevant provisions of California and federal laws.

Authorized but Unissued Capital Stock. At December 31, 2019, we had 31,907,034 shares of authorized but unissued shares of common stock, including 583,371 shares of common stock reserved for issuance upon the exercise of outstanding stock options, and other stock awards. We also have 10,000,000 shares of authorized but unissued shares of preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limitation on Right to Call a Special Meeting of Shareholders. Our Bylaws provide that special meetings of shareholders may only be called by our Chairman of the Board, our President, the board of directors or by the holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.

Advance Notice Provisions. Additionally, our Bylaws provide that nominations for directors must be made in accordance with the provisions of our Bylaws, which generally require, among other things, that such nominations be provided in writing to our Chief Executive Officer or President, not less than 60 days prior to the meeting or 10 days after the date of mailing of the notice of meeting to shareholders, and that the notice to our Chief Executive Officer or President contain certain information about the shareholder and the director nominee.

Filling of Board Vacancies; Removals. Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, or if the number of directors then in office is less than a quorum, by (i) unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (iii) a sole remaining director. However, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.

Elimination of Liability and Indemnification. Our Articles of Incorporation provide that a director of the Company will not incur any personal liability to us or our shareholders for monetary damages for certain breaches of fiduciary duty as a director. A director’s liability, however, is not eliminated with respect to (i) any breach of the duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) paying a dividend or approving a stock repurchase which is illegal under certain provisions of state law, or, (iv) any transaction from which the director derived an improper personal benefit. Our Articles of Incorporation and Bylaws also provide, among other things, for the indemnification of our directors, officers and agents, and authorize our board of directors to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by the individual while acting for us within the scope of his or her employment (subject to certain limitations). We have obtained director and officer liability insurance covering all of our and the Bank’s officers and directors.

California and Federal Banking Law. Section 1203 of the Corporations Code of California includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing in control or management of the Company. If an “interested party” makes an offer to purchase the shares of some or all of our shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested party” if the person directly or indirectly controls our Company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If after receiving an offer from such an “interested party” we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested party” offer.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the California Department of Business Oversight has approved such acquisition of control. A person would be deemed to have acquired control of the Company if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of the Company or (ii) to direct or cause the direction of the management and policies of the Company. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control the Company.

The Bank Holding Company Act of 1956, as amended, generally would prohibit any company that is engaged in operations other than financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, could constitute acquisition of control of the bank holding company.

The foregoing provisions of California and federal law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our company or other changes in our management.